- FOR IMMEDIATE RELEASE -

ELRON ANNOUNCES NEW INVESTMENT OF $4MILLION IN GAIA

Tel Aviv, October 2, 2005 - Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that it has completed a new investment of $4 million in Gaia Broadband Services Management Ltd ("Gaia"), an Israeli software company engaged in developing unique solutions in the field of broadband services management and home networks. Following the investment, Elron will become a significant shareholder in Gaia.

Doron Birger, Elron's President and CEO, said: "Gaia develops unique and modern solutions in the field of broadband services management and home networks. Gaia's products will be instrumental in the ability to deploy advanced services, such as telephony and television (VOIP, IPTV) over the internet. The market for these services is rapidly developing and becoming a major focus of the largest telecommunication companies in the world. Gaia has experienced management who are very familiar with the market. We are confident that together with Gaia's management, we will be able to build a successful and valuable company in the field of broadband services management and home networks".

Elron Electronic Industries Ltd. is a high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, telecom, semiconductors and advanced materials.

For further information, visit http://www.elron.com

Contact: Tal Raz Elron Electronic Industries Ltd. Tel. 972-3-6075555 raz@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.